Exhibit 99.1

PERDIGÃO S. A.

CNPJ-MF 01.838.723/0001-27

A Publicly Held Company

MINUTES OF THE 11TH /2007 ORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: December 17 2007 at 11:00 a.m. at Av. Escola Politécnica, 760, São Paulo, SP. QUORUM: The full complement of Members of the Board. PRESIDING OFFICIALS: Nildemar Secches, President and Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS ADOPTED: 1) Authorization for the Rendering of Guarantees and Sureties to Subsidiaries: The Board of Directors resolved to authorize the Executive Board to provide sureties and guarantees in the event of contracting loans, financing contracts, discount of trade bills and rural promissory notes, rural credit contracts, leasing contracts and other financial contracts undertaken by companies controlled by Perdigão. This authorization shall be valid from January 1 2008 to December 31 2008. 2) Authorization for Concession of a Guarantee to Eleva Alimentos S. A.: The Board resolved to authorize the concession of a guarantee to Eleva Alimentos S. A. as security for a financing operation with the Brazilian Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social – BNDES) for Eleva’s Investment Program. The value financed and guaranteed shall be R$ 48,847,000.00, with a total tenor of 84 months, made up of a nine months grace period and amortization over 75 months, indexed in accordance with the following criteria: (i) 10% in the form of a basket of currencies; (ii) 90% against the Long Term Interest Rate (TJLP); and (iii) a maximum spread of 2.41% p.a. This guarantee shall only come into full force and effect once Eleva has become an effective subsidiary of the Company and expected to take place during the month of January 2008, when the share acquisition operation shall be concluded. 3) Other internal Company matters. CONCLUSION: These minutes, having been drafted, read and approved, were signed by the meeting’s participants. Nildemar Secches, President; Ney Antonio Flores Schwartz, Secretary; Francisco Ferreira Alexandre; Décio da Silva; Luís Carlos Fernandes Afonso; Maurício Novis Botelho; Manoel Cordeiro Silva Filho; Jaime Hugo Patalano. (I certify that these minutes are an extract from the original minutes transcribed to Book 2 of the Minutes of Ordinary and Extraordinary Meetings of the Company’s Board of Director, pages 29 and 30).

NEY ANTONIO FLORES SCHWARTZ

Secretary